Exhibit 4.10

MARKETING AND RESELLER AGREEMENT

(the “Agreement”)

THIS AGREEMENT is made and entered into this 20th day of December 2018 (the “Effective Date”), by and between Todos Medical Ltd., a corporation organized and existing under the laws of the State of Israel, with an address at 1 Hamada St., Rehovot, Israel (“Todos”) and Care G. B. Plus Ltd., a corporation organized and existing under the laws of the State of Israel, with an address at Rechov HaYasmin 50, Carmei Yosef, Israel (the “Reseller”).

WHEREAS, Todos has developed and owns a proprietary blood screening test for the early detection of certain forms of cancer which consists of a Physician Kit (for collecting blood samples) and a Lab Kit (for separating plasma and mononuclear cells in the blood samples) which consists of an Isolation Kit and an Analysis Kit, all as more fully described on Exhibit A attached hereto (the “Products”), as well as a proprietary algorithm for the analysis of the blood samples data; and

WHEREAS, the Reseller is interested in marketing, distributing, and reselling the Products to customers located in and taking delivery in the State of Israel, including the territory of the Palestinian Authority, (the “Territory” and the “Customers”), all in accordance with the terms set forth herein;

NOW THEREFORE in consideration of the agreements, covenants, and conditions hereinafter set forth, the parties agree as follows:

1.	Grant of Rights

1.1 Subject to the terms and conditions of this Agreement, Todos hereby grants the Reseller a non-sublicensable, non-transferable, exclusive right to distribute and sell the Products to Customers in the Territory; provided, however, that Reseller may sub-license or transfer its distribution rights to a subsidiary or affiliate of the Reseller. The Reseller shall have a right of first refusal to include within this Agreement any additional products developed, manufactured, or sold by the Company following the Effective Date that are not currently included in Exhibit A, and upon the exercise of such right, the term “Products” shall be expanded to mean such additional products as well. For purposes of clarity, the parties agree that upon Todos’s development of a blood screening test for colon cancer, such product shall be added to this Agreement and included within the definition of “Products”, subject to the Reseller and Todos agreeing on the commercial terms for such product, including the price.

1.2 The Reseller shall not market, distribute, or sell the Products, whether directly or indirectly, to customers outside of the Territory. This Section 1.2 is a fundamental provision of this Agreement.

1.3 Subject to Section 1.4 below, Todos shall not market, distribute, or sell the Products, whether directly or indirectly, to customers inside of the Territory in any manner other than through the Reseller.

1.4 Notwithstanding the grant of exclusivity to the Reseller, nothing herein shall derogate from Todos’s right to distribute the Products in the Territory for non-revenue producing purposes such as research, testing, evaluation, proof of concept, and clinical trials.

2.	Exclusivity

2.1 The Reseller’s exclusive right to market and sell the Products in the Territory is subject to the Reseller achieving the following milestones by the end of each year this Agreement is in effect (the “Annual Milestones”):

Year	Annual Milestone(s)
Year 1	Not Applicable
Each Year Thereafter	The parties will agree at the beginning of the year on the Annual Milestone for such year

2.2 If the Reseller sells less than 50% of any year’s Annual Milestone, Todos, in its sole discretion, may either (a) cancel the Reseller’s exclusivity, and market, distribute, and sell the Products in the Territory directly or indirectly through other distributors and resellers, while leaving the Reseller with a non-exclusive right to distribute and sell the Products for the remainder of the term, or (b) terminate the Agreement upon one hundred eighty (180) days prior written notice, provided that the Reseller does not cure its failure to achieve 50% of the applicable year’s Annual Milestone within the 180-day notice period.

3.	Duties of Todos

3.1 Todos shall provide technical assistance and advice to support the Reseller’s preparation of marketing materials, including technical sales literature, catalogs and the like, to be used in the Territory.

3.2 Todos shall provide the Reseller, at no charge, with initial training relating to the efficient use and operation of the Products as well as instruction regarding use of all associated equipment required to effectively carry out the TM-B1 and TM-B2 cancer screening tests. Additionally, Todos will provide the Reseller with training relating to the handling of all blood samples throughout the screening process, and any and all other training, guidance and support reasonably required to sell the Products in the Territory.

3.3 Todos shall provide the Reseller, at no charge, with technical support relating to the use of the Products.

3.4 Todos shall support the Reseller, at no charge, in providing Customers with scientific data supporting the efficacy of the Products.

3.5 Todos is responsible for obtaining AMAR approval from the Israeli Ministry of Health.

3.6 Todos shall comply with all relevant standards of quality assurance and shall ensure that the Products conform to all Israeli standards and certifications.

3.7 Todos shall appoint a relationship manager, who shall serve as the primary point of contact with Reseller regarding all maters arising from the business relationship contemplated in this Agreement.

3.8 Todos shall be available for periodic meetings with the Reseller to discuss any issues arising in connection with this Agreement.

3.9 Todos shall fulfill with reasonable dispatch all orders received from the Reseller and accepted by Todos.

3.10 Todos shall refer to the Reseller all Product inquiries and sales opportunities in the Territory that come to the attention of Todos.

4.	Duties of the Reseller

4.1 The Reseller shall use all commercially reasonable efforts to market, promote, distribute, and sell the Products to Customers in the Territory, and shall, on its own account, provide a trained and competent sales and marketing team for the efficient promotion and sale of the Products. The Reseller shall achieve the commercialization milestones by the dates set forth in the Commercialization Timetable attached hereto as Exhibit C.

4.2 The Reseller shall be responsible for preparing marketing materials, including technical sales literature, catalogs and the like, to be used in the Territory. All marketing materials shall be subject to the prior written approval of Todos.

4.3 Except for AMAR approval which is the responsibility of Todos, the Reseller shall be responsible for obtaining all necessary governmental, regulatory, and other permits and licenses required to distribute and sell the Products in Israel. Todos shall provide the Reseller with all required assistance in this matter in order to obtain the necessary licenses and permits.

4.4 The Reseller shall be responsible for setting up at least one laboratory in the Territory to support the assay protocol (the “Laboratory”), including the provision of a FTIR that is approved by Todos, as further described in Exhibit B. The Reseller shall obtain the prior approval of Todos for all lab equipment. The Reseller will contract with existing certified laboratories in Israel to obtain the blood samples data, subject to the approval by Todos of each such laboratory.

4.5 The Reseller shall be responsible for providing post-sale support services to Customers, and shall, on its own account, provide a trained and competent support team for the efficient support of the Products. The Reseller shall retain a medical doctor to assist with the provision of support services.

4.6 The Reseller shall run a fifty (50) patient pilot trial to evaluate the performance of the Laboratory and the Reseller’s support team.

4.7 The Reseller shall follow Todos’s protocols in dealing with or handling the Products, including the shipment of blood samples to the laboratory.

4.8 The Reseller shall, in marketing, selling, and distributing the Products, not make any promises, representations, statements, warranties or guarantees on behalf of Todos or concerning the Products, except as are expressly authorized in writing by Todos.

4.9 The Reseller shall comply at all times with all applicable laws, rules, regulations, and industry standards relating to the storage, packaging, marketing, distribution, laboratory work, and sale of the Products in the Territory.

4.10 The Reseller shall appoint a relationship manager, who shall serve as the primary point of contact with Todos regarding all maters arising from the business relationship contemplated in this Agreement. Todos’s relationship manager shall meet with Todo no less frequently than quarterly and provide a status report on the Reseller’s commercialization efforts. In addition, the Reseller will promptly bring to the notice of Todos any information which it has or which it may receive in future which is likely to be of interest, benefit, or use to Todos in relation to both the marketing of the Products in the Territory and the future market requirements of Customers.

4.11 The Reseller shall provide Todos with feedback for a least one percent (1%) of the consumed tests, including providing the actual screening result (by a yearly base) of each test.

4.12 The Reseller shall not market, distribute, or sell any product that competes with Products, nor provide services to any direct competitor of Todos.

4.13 The Parties hereby declare and confirm their awareness to the fact that to the date of the signing of this Agreement, Todos has yet to sell a single Product and lacks any and all sales experience and/or knowledge of the matter. The Reseller shall act as a pioneer in the sales department and shall share with Todos all the sales experience and information it shall gather in order to help Todos’ with its worldwide sales.

4.14 The Reseller shall be entitled to enter into agreements with its subsidiaries and affiliates to act as sub-distributors and/or selling agents of the Products in the Territory.

4.15 The Reseller herby declares its awareness that Todos has not yet acquired the required AMAR approval for distribution of the Products in the Territory nor FDA approval.

5.	Ordering, Pricing, and Payment Procedures

5.1 Non-Binding Forecasts. On the first day of each calendar quarter, the Reseller will provide Todos with a non-binding rolling weekly forecast of the Reseller’s estimated Product purchase requirements over the upcoming six months (the “Forecasts”).

5.2 Orders. From time to time as needed, the Reseller shall provide Todos with firm purchase orders for the Products. Each purchase order shall include the name and address of the Customer. All orders are subject to written acceptance by Todos, which acceptance shall be provided unless the order contains terms that differ from the terms set forth in this Agreement.

5.3 Product Price. The Reseller shall be entitled to purchase the Products from Todos for resale to Customers at a price between US$[      ] and US$[       ], with the actual price to be agreed upon by the Parties (the “Product Price”). At the end of each year this Agreement is in effect, the Parties will discuss each party’s costs and whether to revise the Product Price. Todos shall provide the Reseller with Products for clinical trials at no charge.

5.4 Lead Time. The lead time for each Lab Kit is three (3) months, and the lead time for each Physician Kit is one month, provided that Reseller’s order for the Products does not deviate from the applicable Forecast by more than ten percent (10%).

5.5 Delivery. Todos shall ship ordered Products to the Reseller within ninety (90) days of Todos’s acceptance of the applicable purchase order DAP Reseller’s warehouse (Incoterms 2010), provided that Reseller’s order for the Products does not deviate from the applicable Forecast by more than ten percent (10%).

5.6 Todos shall provide the Reseller with the screening results and analysis of each customer blood sample data sent to Todos within one business day of receiving the blood sample data.

5.7 Payment for Products. Todos shall invoice the Reseller for all sums due for Products ordered upon shipment of the ordered Products to the Reseller, and the Reseller shall pay such sums by no later than thirty (30) days from the date of shipment. All payments made to Todos shall be in New Israeli Shekels.

5.8 Taxes. Reseller shall be responsible for paying all sales, use, excise, and value-added taxes imposed on the sale or use of the Products.

6.	Reporting and Audit Rights

6.1 Books and Records. During the term and for a period of three (3) years following the termination or expiration of this Agreement, the Reseller shall maintain complete books of accounts and records consistent with sound business and accounting principles and practices consistently applied.

6.2 Quarterly Reports. Within fifteen (15) days of the end of each quarter, the Reseller shall provide Todos with a written report of (a) the quantities of Products distributed, sold, or otherwise transferred; the prices at which the Products were sold; and payments received therefore; and (b) the identity and location of all Customers to whom Products were sold, during the preceding quarter (each a “Quarterly Report”).

6.3 Audits. Todos shall have the right to have an inspection and audit of all the relevant accounting and sales books and records of Reseller conducted by an independent auditor reasonably acceptable to both parties. Any such audit shall be upon five (5) days prior written notice and shall be conducted during normal business hours. If any such audit should disclose any material error in the Quarterly Reports or any resale of the Products by Reseller in contravention of the terms of this Agreement, in addition to any other remedies to which Todos shall be entitled, Reseller shall promptly reimburse Todos for the reasonable cost of the audit.

6.4 On-Site Inspections. Todos shall have the right to conduct periodic on-site inspections to ensure the quality control of the cancer screening processes and the Reseller’s compliance with Todos’s protocols.

6.5 Medical Device Reporting. The Reseller shall provide Todos with reports of any adverse events and product problems in accordance with the Mandatory Medical Device Reporting regulations of 21 CFR 803.

7.	Warranties

7.1 Performance Warranty. Todos warrants that for a period of one (1) year from the date of delivery of each Product to the Reseller, the Product, except for those components that have a shorter expiration date as set forth on Exhibit A, shall perform substantially in accordance with the Product’s documentation and specifications, and shall be free from all defects in materials, manufacture, and workmanship. Todos shall correct or repair any reported non-conformity or defect, or replace the non-conforming Product with a Product that conforms to this warranty.

7.2 Non-Infringement. Todos represents and warrants to the Reseller that Todos has full right to produce and sell the Products as contemplated by this Agreement, and that the Reseller’s exercise of the resale rights granted herein will not violate any copyright, patent, or other proprietary right of any third party.

7.3 EXCEPT FOR THE EXPRESS WARRANTIES STATED IN THIS SECTION 7, TODOS DISCLAIMS ANY AND ALL WARRANTIES, INLCUDING ANY IMPLIED WARRANTY OR CONDITION OF MERCHANTABLE QUALITY, MERCHANTABILITY, DURABILITY OR FITNESS FOR A PARTICULAR PURPOSE. NO REPRESENTATION OR OTHER AFFIRMATION OF FACT, INCLUDING BUT NOT LIMITED TO STATEMENTS REGARDING PERFORMANCE OF THE PRODUCTS, WHICH IS NOT CONTAINED IN THIS AGREEMENT, SHALL BE DEEMED TO BE A WARRANTY BY TODOS.

8.	Insurance.

Each party shall carry appropriate and commercially reasonable amounts of insurance adequate for the activities detailed in this Agreement, as well as sufficient levels of all legally mandated insurance, if any.

9.	Intellectual Property

9.1 Reseller acknowledges and agrees that any and all proprietary rights, trade secrets, trademarks, trade names, copyrights, patents, know-how, and other intellectual property rights used or embodied in, related to, or associated with the Products, including all developments, modifications, enhancements, improvements, and derivative works thereof, and all documentation with respect thereto, are and shall remain the sole and exclusive property of Todos or its licensors.

9.2 Subject to the terms and conditions of this Agreement, Todos hereby grants Reseller a limited license to use the Todos name and Todos’s trademarks, trade names, service marks, logos and related symbols (the “Todos Marks”) in the performance of its activities hereunder and in the marketing of the Products in the Territory. The Reseller’s use of the Todos Marks shall be subject to Todos’s prior approval. The Reseller will use Todos’s designated trademarks, trade names, and intellectual property related notices on or in all marketing materials and packaging, and the Reseller shall market and sell the Products under the Todos brand name. The Reseller will not register or take other action with respect to any Todos Mark used anywhere in the world by Todos, except to the extent authorized in writing by Todos in advance.

9.3 Reseller shall immediately bring to the attention of Todos any improper or wrongful use of Todos’s trademarks or other intellectual or commercial property rights which come to the notice of Reseller, and will, in the performance of its duties hereunder, use every effort to safeguard the property rights and interests of Todos, and will, at the request and cost of Todos, take all steps required by Todos to defend such rights.

9.4 Reseller acknowledges that it does not have and that it will not obtain any proprietary interest in the Todos Marks and agrees not to use the same in any other manner and to discontinue all use thereof immediately upon termination of the Agreement.

10.	Confidentiality

10.1 Any technical, scientific, design, or commercial information transferred by one Party to the other under this Agreement which is identified as confidential or which may reasonably be deemed to be confidential, shall be considered confidential and shall be maintained in confidence by the receiving party. In addition, each party shall comply with all applicable health care privacy rules and regulations and maintain the confidentiality of all health care and patient information.

10.2 The receiving party shall maintain in confidence and protect the secrecy of all confidential information of the other Party, and agrees that it shall not disclose, transfer, use in an unauthorized manner, copy, or allow access to any such confidential information to any employees, agents, or third parties, except for those who have a need to know such confidential information to fulfill the purposes of this Agreement, and who are bound by contractual obligations of confidentiality and limitation of use sufficient to give effect to this Section 10. In no event shall the receiving party disclose any of the other Party’s confidential information to any competitor of the disclosing party.

10.3 The receiving party shall use the same degree of care to avoid publication, unauthorized disclosure, and unauthorized use of such confidential information as it applies with respect to its own confidential information (but no less than reasonable care), and shall take all reasonable care to ensure that such confidential information is not disclosed to third parties, except insofar as: (a) such confidential information is made public by the disclosing party; (b) such confidential information is in the public domain otherwise than as a consequence of a breach of the obligations herein undertaken; or (c) such confidential information was previously and demonstrably known to the receiving party, or was subsequently independently developed.

10.4 The terms of this Agreement shall be deemed to be confidential information. Each party undertakes that it will not make any announcement or issue any circular or other publicity relating to the existence or subject matter of this Agreement, the terms of this Agreement, or the transactions contemplated hereby, without the prior written approval of the other party as to such announcement’s/circular’s/publicity’s content, form, and manner of publication.

10.5 Each party acknowledges that the unauthorized use, commercialization or disclosure of the other party’s confidential information would cause irreparable harm to such other party. The parties acknowledge that remedies at law may be inadequate to redress the actual or threatened unauthorized use, commercialization, or disclosure of such confidential information and that the foregoing restrictions may be enforced by temporary and permanent injunctive relief without necessity of posting bond. In addition, any award of injunctive relief shall include recovery of associated costs and expenses (including reasonable attorneys’ fees).

10.6 The provisions of this Section 10 shall survive the expiration or termination of this Agreement.

11.	Term and Termination

11.1 This Agreement shall be effective as of the Effective Date and shall continue in effect for a period of five (5) years from the Reseller’s first purchase order for Product issued to Todos (the “Initial Term”), unless terminated earlier by one of the parties in accordance with the terms of this Section 11. Upon completion of the Initial Term, provided that the Reseller has achieved the Annual Milestones, the term of the Agreement shall be automatically renewed for an additional five (5) years. Thereafter, at the end of each renewal term, the Agreement shall renew for an additional two (2) years unless one party provides the other party with prior written notice of non-renewal at least sixty (60) days prior to the expiration of the then-current term.

11.2 Notwithstanding anything to the contrary, a party may terminate this Agreement upon the occurrence of any of the following events, and such party shall not be liable to the other party for the proper exercise of such right:

(a) The other party materially breaches this Agreement and continues in such breach for thirty (30) days after the non-breaching party has given written notice thereof to the other party; or

(b) For a period of ninety (90) consecutive days, the other party is declared to be insolvent or is the subject of bankruptcy or liquidation proceedings, whether compulsory or voluntary, or has a receiver, judicial administrator or similar officer appointed over all or any material part of its assets, or any security holder or encumbrance lawfully takes possession of any property of or in possession of the other party, or if the other party ceases to carry on its business.

12.	Limitation of Liability

12.1 IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INCIDENTAL, CONSEQUENTIAL, INDIRECT, SPECIAL, OR PUNITIVE DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, BUSINESS INTERRUPTION, LOSS OF BUSINESS INFORMATION OR OTHER PECUNIARY LOSS) REGARDLESS OF WHETHER SUCH LIABILITY IS BASED ON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, BREACH OF WARRANTIES, FAILURE OF ESSENTIAL PURPOSE OR OTHERWISE AND EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

12.2 Except with regard to a breach of confidentiality, a party’s indemnification obligations hereunder, or infringement of intellectual property rights, either party’s total liability to the other party under this Agreement shall be limited to the amounts paid or payable by the Reseller to Todos during the twelve-month period preceding the interposition of the claim.

13.	Indemnification

13.1 Todos’s Duty to Indemnify. Todos shall defend against any claim or lawsuit by a third party (a “Claim”) against Reseller to the extent such Claim alleges that the Products infringe any patent, copyright, or trademark or misappropriate a trade secret of a third party, and will indemnify Reseller against all costs, damages, losses, liabilities and expenses (including reasonable attorneys’ fees and costs) (“Damages”) awarded against Reseller by a court of competent jurisdiction, or agreed to in a written settlement agreement signed by Todos, arising out of such Claim. Todos shall have no indemnification obligation or other liability for any Claim of infringement arising from (a) use of the Products other than in accordance with this Agreement; (b) modification of the Products or the combination of the Products with any other products, services, or materials if the Products would not be infringing without such modification or combination; or (c) any third party products, services, or materials. If Reseller’s use of the Products under the terms of this Agreement is enjoined or Todos determines that such use may be enjoined, then Todos may, at its sole option and expense, either (i) procure for Reseller a license to continue using the Products in accordance with the terms of this Agreement; (ii) replace or modify the allegedly infringing Products to avoid the infringement; or (iii) terminate this Agreement.

13.2 Reseller’s Duty to Indemnify. Reseller agrees to defend any Claim against Todos (i) that the Reseller’s actions infringe any third party patent, or copyright, or any other proprietary right; or (ii) arising out of any act or omission by Reseller relating to the Products. Reseller will indemnify Todos (and its directors, employees and agents) against all Damages awarded against Todos or agreed to in a written settlement agreement signed by Reseller arising out of such Claim.

13.3 General Indemnity. Each party shall defend and indemnify the other party and its employees, officers, directors and agents against all Damages for Claims for bodily injury, death, or damage to real property or tangible physical equipment, proximately caused by the indemnifying Party in the course of performing this Agreement.

13.4 Conditions to Indemnification. The obligations set forth in this Section 13 shall apply only if (i) the indemnified Party promptly notifies the indemnifying Party in writing of a claim upon learning of or receiving the same; (ii) the indemnified Party provides the indemnifying Party with reasonable assistance requested by the indemnifying Party, at the indemnifying Party’s expense, for the defense and settlement, if applicable, of any claim; and (iii) the indemnified Party provides the indemnifying Party with the exclusive right to control and the authority to settle any claim.

13.5 Sole and Exclusive Remedies. THE RIGHTS AND OBLIGATIONS IN THIS SECTION 13 ARE THE INDEMNIFYING PARTY’S SOLE AND EXCLUSIVE OBLIGATIONS, AND THE INDEMNIFIED PARTY’S SOLE AND EXCLUSIVE REMEDIES, WITH RESPECT TO ANY SUCH CLAIMS.

14.	Relationship of the Parties

The parties to this Agreement are independent contractors. No relationship of principal to agent, master to servant, employer to employee, or franchisor to franchisee is established hereby between the parties. Neither party has the authority to bind the other or incur any obligation on the other’s behalf. Any agreement for the sale of Products negotiated or executed between the Reseller and a Customer shall be binding upon the Reseller alone. The Reseller is not authorized to, and shall not, enter into any contracts nor make any other commitments on behalf of or in the name of Todos, unless expressly authorized in writing to do so by Todos. Reseller shall not incur any liabilities, obligations, or commitments on behalf of Todos.

15.	Miscellaneous

15.1 Entire Agreement. This Agreement, including its exhibits, constitutes the entire agreement between the parties concerning the subject matter hereof, and supersedes all prior or contemporaneous statements, representations, discussions, negotiations, and agreements, both oral and written.

15.2 Amendments or Waiver. This Agreement may not be amended or modified except in a writing signed by authorized officers of both parties. No order, invoice, or similar document will modify the terms of this Agreement even if accepted by the receiving party.

15.3 Severability. In the event that any one or more of the provisions of this Agreement shall be found to be illegal or unenforceable, this Agreement shall nevertheless remain in full force and effect, and such term or provision shall be deemed severed unless such severance defeats the purpose of this Agreement or results in substantial injustice to one of the parties.

15.4 No Waiver. Neither of the party’s rights to enforce provisions of this Agreement shall be affected by any prior course of dealing, waiver, delay, omission, or forbearance.

15.5 Assignment. This Agreement and the rights granted hereunder shall not be assigned, encumbered by security interest or otherwise transferred by the Reseller without the prior written consent of Todos, except for the assignment or transfer of rights to a subsidiary company or an affiliated company.

15.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, and the courts of Tel-Aviv, Israel

15.7 Arbitration. Any dispute, controversy, or claim relating to, connected with, or arising out of this Agreement, including any question regarding its existence, validity, or termination, shall be referred to and finally resolved by arbitration in accordance with the Arbitration Law, before a single arbitrator to agreed upon by both parties and in lack of such agreement as to the identity of the arbitrator, each side shall be eligible, within 7 days of any notice given by any party to the other, to request that the head of the Tel-Aviv Bar Association appoint said arbitrator.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

Todos Medical Ltd.		Care G. B. Plus Ltd.

/s/ Herman Weiss		/s/ Assaf Gold
Name:	Herman Weiss	Name:	Assaf Gold
Title:	CEO	Title:	Manager
Date:	20/12/2018	Date:	20/12/2018

Lists of Exhibits:

Exhibit A:	The Products
Exhibit B:	The Laboratory
Exhibit C:	Commercialization Timetable

EXHIBIT A

THE PRODUCTS

Each unit of Product consists of one Physician Kit and one Laboratory Kit.

TM-B1 breast cancer screening test and TB-B2 breast cancer diagnostic test

General Information:

Physician Kit:

Laboratory Kit: The Laboratory Kit consists of the Isolation Kit and the Analysis Kit.

Isolation Kit:

Item 7 (page 8) in the “Isolation Kit” are items that are not provided with the kit and the Reseller is responsible to purchase these items.

Analysis Kit:

Item 7 (page 8) in the “Analysis Kit” are the items that are not provided with the kit and the Reseller is responsible to purchase these items.

Components with an expiration date:

[please insert]

EXHIBIT B

THE LABORATORY

[please insert description of the laboratory and its components]

EXHIBIT C

COMMERCIALIZATION TIMETABLE

Milestone	Target Date
Todos to obtain AMAR approval	Q3 2019
Reseller to set-up a diagnostic Laboratory (internal or external) that complies with the requirements in the TM-B2 Isolation Kit Instruction for Use.	Q3 2019
Reseller to commence 30-50 Women Pilot Trial. Isolation at Reseller’s lab, and FTIR analysis at Todos’s facility.	Q3 2019
Reseller to commence commercial sales.	Q4 2019
Todos to provide kits and computer analysis of files.	Q4 2019